Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the issuance of common stock of Synchronoss Technologies Inc., including shares issuable pursuant to equity awards assumed in connection with its acquisition of Intralinks Holdings, Inc. and shares available for issuance under the Intralinks Holdings, Inc. 2010 Equity Incentive Plan, as amended and restated, and the Intralinks Holding, Inc. 2007 Stock Option and Grant Plan, of our reports dated February 27, 2017, with respect to the consolidated financial statements and schedule of Synchronoss Technologies, Inc. and the effectiveness of internal control over financial reporting of Synchronoss Technologies, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey
March 10, 2017